ASML LICENSES TECHNOLOGY TO JAPANESE ELECTRONICS GIANT TOSHIBA

Veldhoven, the Netherlands, September 20, 2005 — ASML Holding NV (ASML) today announced that electronics giant Toshiba Corporation purchased a license for its patented lithography technology that helps manufacturers increase their chip yields. Toshiba joins more than 20 leading chip makers and foundries in adopting ASML’s Scattering Bar Technology. Toshiba will use the technology in the production of semiconductor devices.

“The name Toshiba is synonymous with high technology. ASML is pleased to be working with such a globally recognized company. In addition, we are pleased with what this agreement demonstrates in Toshiba’s home country of Japan — a growing demand for ASML products, technology and services,” said Eric Meurice, president and CEO, ASML.

At the heart of this licensing agreement is Scattering Bar Technology, which ASML invented as part of its exclusive Ultra k1 Portfolio(tm). The technology increases the yield of chips per wafer through improved depth of focus, CD uniformity and other key lithography features. Additional customer benefits include enhancing the performance and value of ASML lithography tools and extending the return on investment for existing systems.

“ASML is the only lithography vendor to offer customers complete and integrated low k1 solutions aimed at maximizing wafer imaging performance,” said Dinesh Bettadapur, president and CEO, ASML MaskTools. “This license to Toshiba, a market and innovation leader, underscores ASML’s commitment to helping our customers achieve and maintain technology leadership.”

Hitachi High-Technologies Corporation, headquartered in Tokyo and serving as the exclusive sales agent for ASML in Japan, was instrumental in securing the order.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

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